Exhibit 99.1

Lima, March 17, 2020

GL-0017/2020

Sirs

SUPERINTENDENCIA DEL

MERCADO DE VALORES – SMV

In accordance with Article 18 of the Peruvian Security Market Law and Resolution N° 005-2014.SMV/01, we comply to inform you as an important fact the following:

1.	Through our previous communication to you dated on February 12th, 2020 effected under proceedings of the reference, we informed you about conducting an Annual Shareholder´s Meeting, agreed by the Board of Directors of the Company to take place at 8:30 am on March 23th, 2020, with a second call taking place at 8:30, am on March 30, 2020, informed.

2.	On March 15, 2020, the Official Newspaper El Peruano has published Supreme Decree No. 044-2020-PCM, declaring a State of National Emergency due to the serious circumstances that affect the life of the Nation as a result of the outbreak of COVID-19 for a period of fifteen (15) calendar days, additional and exceptional measures were adopted to protect the life and health of the population, including, among others, the restriction of the constitutional rights of free transit and meeting

3.	Moreover, on March 16, 2020, the Superintendence of Securities Market (SMV) has issued a statement acknowledging that during the State of Emergency Declaration period it will not be possible to hold the annual mandatory shareholders meetings, bondholders´meetings, or any other meeting called or to be held in the said period, noting that the SMV in due course, and once the validity of the measures issued, will establish the new deadlines for compliance with such obligations taking into account the principle of reasonableness.

4.	In that sense, we comply to inform to our shareholders that the Company´s Annual Mandatory Shareholders Meeting, scheduled for 8:30 am on March 23, 2020, for the first call, and at 8:30 am on March 30, 2020, for the second call, will not be carried out on these occasions as a consequence of the declaration of the State of National Emergency and mandatory social isolation, under Supreme Decree No. 044-2020-PCM and the SMV statement.

5.	Once the measures established have been completed and the SMV establishes the new deadlines for the holding of the Mandatory Annual Meeting of Shareholders, the Board of Directors will agree on the new date for holding the Mandatory Annual Meeting of Shareholders, which will be duly communicated.

Atentamente,

p. CEMENTOS PACASMAYO S.A.A.

Carlos Molinelli Mateo
Stock Representative